U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           Notification Of Late Filing
                                       of
                Form 10-K for Fiscal Year Ended December 31, 2001

                           Commission File No. 0-21041

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


          ___________________________________________________________


PART I.           REGISTRANT INFORMATION.

                               eXcelon Corporation
                            -------------------------
                            (Full Name of Registrant)

                                  25 Mall Road
                     ---------------------------------------
                     (Address of Principal Executive Office)

                              Burlington, MA 01803
                           --------------------------
                           (City, State and Zip Code)

PART II.          RULES 12B-25(B) AND (C).

         The registrant hereby seeks relief under Rule 12b-25(b) and in support thereof states that:

         (a) The reasons for the late filing of the subject report that are described in Part III of this form could not be eliminated without unreasonable effort or expense; and

         (b) The subject Annual Report on Form 10-K will be filed before the fifteenth calendar day following the prescribed due date.

PART III.         NARRATIVE.

                  On September 19, 2001, the Registrant acquired C-bridge Internet Solutions, Inc. ("C-bridge"), in a transaction accounted for as a purchase. The Registrant has previously reported that this acquisition resulted in purchased goodwill of approximately $32.8 million and also announced, on February 13, 2002 that it would write off all the purchased goodwill associated with the C-bridge acquisition.

                  Late in the process of completion of the audit of its financial statements for the year ended December 31, 2001, the Registrant was advised that it had applied an outdated valuation method in calculating the component of the purchase price attributable to the assumption by the Registrant of outstanding stock options of C-bridge. As a result, the amount of purchased goodwill associated with the C-bridge transaction, as previously reported by the Registrant, was understated by approximately $21.5 million.

                  The Registrant made diligent efforts to evaluate the necessary changes to account for this change in goodwill valuation and reflect them appropriately in the 10-K filing, working over the weekend of March 30 and 31 and throughout the day on Monday, April 1, 2002. The filing was completed Monday afternoon and submitted to the EDGAR system at 5:25 p.m. on April 1, 2002. However, the Registrant's filing agent experienced a technical difficulty with the submission relating to the inclusion of invalid ASCII characters in exhibits attached to the filing. As a result, the filing was suspended at 5:29 p.m. The 10-K document was revised and re-filed quickly to correct the error and ultimately was received with an acceptance time of 5:53 pm and a filing date of April 2, 2002 was assigned.

                  The extraordinary effort that was necessary to meet the deadline due to the last minute change in goodwill accounting was compounded by technical difficulties between the printer and the Edgar system that were beyond the control of the Registrant. The Registrant therefore respectfully submits that in the circumstances the Form 10-K could not have been filed by the time prescribed without unreasonable effort or expense.

                  Part IV. Other Information.

         (1) Name and telephone number of person to contact in regard to this notification:

                  Lacey Brandt         (781)             674-5000
                  --------------------------------------------------------------
                  (Name)            (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

                  (X) Yes                  ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

                  (X) Yes (see explanation below)  ( ) No

                  The Registrant reported a net loss of approximately $59.1 million for the fourth quarter of 2001, and a net loss of approximately $81.6 million for the year 2001, compared with a net loss of $7.4 million for the fourth quarter of 2000, and $11.0 million for the year 2000. * * *

         eXcelon Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated: April 2 , 2002                                By: /s/ Lacey Brandt
                                                        ------------------------
                                                        Lacey Brandt
                                                        Chief Financial Officer